Sidus/BLR’s Inaccurate and Misleading Claims May 30, 2018

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the “safe” harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address future events and conditions concerning the company’s business plans and include statements that are not purely statements of historical fact. Such forward-looking statements are based on management’s current expectations and are subject to a number of factors and uncertainties, such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments, and other circumstances affecting anticipated revenues and costs, which may cause actual results to differ materially. Other risks and uncertainties are identified in the company’s most recent Annual Report on Form 10K and Quarterly Report on Form 10-Q, and other documents that the company files with the Securities and Exchange Commission (the “SEC”). The company expressly disclaims any future obligation or undertaking to update or revise any forward looking statement contained herein. Important Additional Information and Where to Find It This presentation may be deemed to contain solicitation material in respect to the solicitation of proxies from the Company’s stockholders in connection with the Company’s annual meeting of stockholders. The Company has filed with the SEC and mailed to the Company’s stockholders its definitive proxy statement and WHITE proxy card relating to the annual meeting, as well as the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 7, 2018, including all amendments thereto. The definitive proxy statement contains important information about the Company, the annual meeting and related matters. Stockholders may obtain a free copy of the definitive proxy statement and other documents that the Company files with the SEC on the SEC’s website, at www.sec.gov. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, THE ACCOMPANYING WHITE PROXY CARD AND ANY OTHER RELEVANT SOLICITATION MATERIALS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Acacia, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the annual meeting. Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company are set forth in the definitive proxy statement, the accompanying WHITE proxy card and other relevant solicitation materials filed by the Company. These documents, and any and all other documents filed by the Company with the SEC, may be obtained by investors and stockholders free of charge on the SEC’s website at www.sec.gov. Copies are also available at no charge on the Company’s website at www.acaciaresearch.com. 2

Summary DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS  Sidus/BLR’s recent investor presentation is full of unsubstantiated, false and misleading claims designed to confuse and mislead stockholders about Acacia’s strategy, performance, independent Board members and the Company’s stockholder-aligned compensation program  Sidus/BLR’s presentation demonstrates these funds fundamentally misunderstand our business and financial statements, our industry and Acacia’s strategic investment initiatives  Sidus/BLR have failed to make a case to remove two talented, independent directors with key functional roles – both of whom have invested substantial personal capital in Acacia – with nominees that have no relevant skills and no investment in our stock PROTECT THE VALUE OF YOUR INVESTMENT Vote “FOR” Mr. Louis Graziadio and Mr. Frank “Ted” Walsh on the WHITE Proxy Card Today 3

Acacia Stockholders Should Vote FOR the Company’s Nominees  Acacia's stock performance is consistent with its peers in an industry that has been in decline since 2011  Acacia's operating performance is better than its peers  Acacia has a clear and successful strategy: monetizing its IP and diversifying into technology partnerships  Acacia's compensation program is not unusual or generous and aligns the executive team with all stockholders  The Board is independent and Acacia’s four new Board members were the result of an extensive vetting process  Acacia has authorized a $20 million buyback plan and has been in the market buying stock  Mr. Graziadio is an unsalaried and fully dedicated Executive Chairman and has personally invested more than $5 million into Acacia’s stock  Mr. Walsh is Chairman of our Strategic Review Committee and has personally invested $1.6 million into Acacia’s stock  Acacia's nominees Louis Graziadio and Ted Walsh are vastly better qualified to lead Acacia through its next stage than Sidus/BLR’s nominees Sidus/BLR’s Activism at Acacia is Based on False and Misleading Statements and a Fundamental Misunderstanding of Our Business 4

Acacia’s Strategy is Clear and is Delivering Value for Stockholders Sidus/BLR’s claim that Acacia has a “scattershot” strategy is false Acacia has a well-defined two-pronged strategy led by Louis Graziadio and a recently refreshed Board: 1. Drastically cut expenses and continue to pursue our patent licensing and enforcement business 2. Use our free cash flow to invest in, and partner with, technology companies in which our Board and management can help make a difference Acacia’s Strengths: Acacia’s Strategic Successes:  Understanding of complex  70% reduction in headcount to 13 technologies and their commercial people applications  56% cut in fixed G&A run-rate  Investing in and protecting expenses technology IP  $108 million of cash from  Strong referral and due diligence operations since 2016 network of technology experts, entrepreneurs and c-suite  Two successful investments in executives disruptive growth technologies and a strong pipeline of new  Deep investing, financial and attractive investment opportunities operating experience . Veritone: 93% unrealized  Cash balance of $180 million return since August 2016 . Miso Robotics: 44%  Tax assets: $172 million of NOLs unrealized return since and $52 million of foreign tax June 2017/Feb 2018 credits 5 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Sidus/BLR’s Comparable Peer Group Analysis is Misleading Sidus/BLR inappropriately compares Acacia to large-cap diversified tech and IP companies that develop technology and were not as Random dates chosen for stock value comparison (9/30/14 to affected by the patent-related legal framework changes. 3/31/18) do not accurately represent the industry downturn and turnaround efforts led by Louis Graziadio or Ted Walsh. SG&A cost per employee comparison against these companies does not make sense; Acacia is a pure-play patent licensing and enforcement company and has 13 employees vs. TIVO, a diversified tech and IP company with 1,700 employees (see appendix). OpEx per Employee (3-Yr. Avg.) $0 $2 $4 $6 Diversified Acacia’s operating RPXC expenses are directly IDCC in-line with other RMBS XPER pure-play companies. TIVO Pure Play ENIP NTIP ACTG INVT Market cap cannot be used to compare FNJN This $16.94 stock price does not across time periods as a measure of MARA relate to when Mr. Graziadio joined shareholder value as it can be impacted VHC PCOA the Office of the Chairmen (Acacia’s by M&A, equity raises, buybacks, WLKR stock was $4.39) or when Mr. Walsh dividends, spin-offs and other SPEX joined the Board (stock was $4.44). transactions; this is an utterly fallacious PRKR QTRH approach to analyzing performance. REVO 6 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Sidus/BLR's Stock Value Comparison to NASDAQ is Completely Misleading

Acacia and the patent licensing industry have been harmed by legal reforms that do not impact the broader market or technology companies



Sustained Stockholder Value Destruction
FALSE
Acacia has substantially underperformed over the past 1-, 3-, 5-, and 10-year periods,
12

Sidus/BLR's comparison of Acacia's stock performance relative to the Nasdaq Composite and the Nasdaq-100 Technology Sector Index is misleading and inappropriate

Over the last 10 years Acacia has outperformed other pure-play companies



Acacia and Pure-Play Companies vs.
Nasdaq Composite and Nasdaq-100 Tech. (Last 10 Years)
700%
600%
500%
400%
300%
200%
100%
0%
-100%
May-08
May-09
May-10
May-11
May-12
May-13
May-14
May-15
May-16
May-17
Nasdaq-100 Tech. +312%
Nasdaq Composite +192%
Acacia
-17%
Pure-Play
Companies
-68%

7

DON'T BE FOOLED BY SIDUS/BLR'S INACCURATE AND MISLEADING STATEMENTS

Sidus/BLR’s Paid-in Capital Analysis Is Faulty and Designed to Mislead Paid-in Capital: This account balance does not solely reflect cash invested in a business by shareholders, nor does it account for debt capital that goes into creating an enterprise or enterprise value; moreover, acquisitions or spin-offs (such as the one Acacia did in 2007) can substantially affect this balance sheet item. We are unaware of any financial analyst that uses a Paid-in Capital comparison to Enterprise Value for any purpose whatsoever. It is meaningless. Sidus / BLR use “market capitalization” elsewhere in their analysis. Enterprise value gives no credit for the large cash balance Acacia has built, or its previous return of capital, among other things. This is misleading because it does not include the R&D costs incurred by the so-called peers, which is a major element of their costs. On a revenue per employee basis, Acacia dramatically outperforms these companies Revenues Per Employee (3-Yr. Avg., $M) $0 $1 $2 $3 $4 ACTG IDCC $1.6 Acacia, $4.2 million OLED $1.3 XPER $0.5 3-Year average revenues per average employees; source: CapitalIQ Sidus/BLR use inappropriate peers for this comparison, and a different peer set than the one they use on their pages 12 and 14. The dramatic difference in the R&D spend is an important point: the companies on this list are technology innovators with large R&D organizations. They are not even in our business. 8 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Acacia’s Profits Interest Plan Aligns the Interests of Management and This type of compensation program is relatively common. Several well- Stockholders, Designed by Pearl Meyer known companies have adopted similar incentive programs. Profits interests in an LLC are the equivalent of a bonus pool in a corporation. Importantly, the Board’s compensation consultant provided precedents and structures to the Board for evaluation with a recommendation to implement the program. (See a list of companies with similar programs on the next slide) Flextronics (October 21, 2015 Form 8-K) “Elementum is a separate organization from Flex... We believe that our investment in Elementum represents a significant value creation opportunity for shareholders. Profits interest unit grants are intended to provide incentives for Flex recipients to drive Elementum’s success… we believe that it is important to leverage the experience and expertise of our own officers to support Elementum’s success.” Duff & Phelps (March 22, 2010 Proxy Statement) “Other stock-based awards under the Plan will include awards that are valued in whole or in part by reference to … membership units in a subsidiary or D&P Acquisitions. LTIP units may be structured as “profits interests” for federal income tax purposes.” BioTime (April 4, 2012 Proxy Statement) “… five of our subsidiaries adopted stock option plans with the approval of our Board of Directors, including the independent directors… We believe that granting stock options in a subsidiary company provides incentives for executives and other employees to work towards the long-term success of that subsidiary...” There are no adverse tax consequences to the structure. With profits interests granted to executives, Acacia will never recognize the income for the profits the executives receive, so Acacia does not need an expense deduction for tax purposes. Sidus/BLR’s claim that this program has perverse incentives is totally fabricated and without merit. Pearl Meyer believes this structure properly aligns the incentives with Acacia. Also, as noted by Flextronics, for example, this structure provides direct alignment between executives and the performance of a unit, asset or subsidiary. 9 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

The True Facts About Veritone and Management's AIP Incentive Plan

No control premiums are paid; to the contrary, large minority investors in private companies often get a discount when they invest; Sidus/BLR clearly do not understand the private market technology investing landscape.



Follow the Money
Public Investments (e.g. Veritone)
Control Premium $$
Assets
AIP
ACTG
Fees to Acacia insiders
FALSE

There are no fees paid to insiders in this structure.

The structure is not uncommon.

- ✓ It is used by major companies in precisely similar circumstances to drive value creation at direct or indirect subsidiaries.
- ✓ Examples of companies with similar incentive structures include: AMG, AR, BTX, EV, EPD, EVR, FNF, FBIO, MSTR and OAK

The Veritone incentive plan provides strong incentives for recipients to support and drive success at Veritone; it is akin to a bonus pool for performance.

- ✓ Securing intellectual property rights
- ✓ Valuing intellectual property
- ✓ Structuring financing
- ✓ Cultivating a sophisticated investor base

The AIP plan allocates a modest portion of the profits Acacia may generate from Veritone to the executives working on the partnership.

- ✓ Profits interests cover just 6% of the gains on Veritone, assuming all Veritone stock and warrants are sold at the same price
- ✓ This is modest profit sharing compared with many other equity incentive programs
- ✓ If Veritone generates $83 million of profit for Acacia, four executives share in a total pool of $5 million.

acacia RESEARCH CORPORATION

10

DON'T BE FOOLED BY SIDUS/BLR'S INACCURATE AND MISLEADING STATEMENTS

Sidus/BLR’s Claim That Acacia’s Directors Are Conflicted is Patently False Simply FALSE. All new directors were vetted and approved by the entire Acacia Board of Directors. Paul Falzone and Joe Davis had absolutely no prior relationship with any existing Acacia director  Sidus/BLR attempts to claim that our vetting and diligence process created an improper relationship, which is absurd  As previously disclosed, the Board conducted an extensive search and vetting process; these directors bring critical skills and independence. Jim Sanders is a lawyer in private practice that Mr. Graziadio has used, and respected, for years.  The Board and Acacia’s outside counsel have determined that no “conflict” exists  Mr. Sanders brings critical insight into a litigation-driven business  Acacia’s outside counsel determined Mr. Sanders met all independence requirements before he was offered a Board seat Ted Walsh and Louis Graziadio served on a private company Board together, which is how they met.  This “co-service” does not create a conflict or lack of independence 11 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Acacia’s Veritone Investment Has Been a Success, Up +93% Acacia’s Strategy Review Committee runs a formal investment process; the Board has extensive experience in performing diligence, valuation, negotiation, structuring, monitoring and exiting technology investments Value Creation at Veritone (Veritone IPO to 5/25/18) Veritone has been a terrific investment, even though Sidus 60% +58% called it an “awful” company and Mr. Press referred to it as a “hopeless enterprise.” 50% 40% Acacia shareholders have an unrealized gain of $50 million in Veritone (+93%). 30% +21% Returns for Acacia shareholders 20% have benefitted from the pre- +14% IPO valuation and Acacia’s smart deal structuring, including 10% warrants 0% S&P 500 Nasdaq Veritone 12 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Sidus/BLR’s Statements About BOSS Holdings Are False THE FACTS ABOUT BOSS HOLDINGS  Mr. Graziadio already held majority control of BOSS Holdings years before the 2010 reverse-forward split that permitted the company to terminate its SEC reporting obligations.  Prior to the reverse-forward split, filing and complying with SEC reporting requirements cost BOSS shareholders in excess of $400,000 per year, a substantial portion of BOSS’ profits.  Prior to the reverse-forward split, BOSS Holdings had slightly over 2,000 shareholders, with approximately 1,850 owning less than 100 shares. Their cost of trading was high.  To preserve cash and profit, it made sense for all investors to have the company “cash out” the very small investors at a premium to the stock price.  BOSS Holdings shares have performed well and still actively trade on the pink sheets; the company continues to publicly disclose its audited financial statements. BOSS HOLDINGS 2002 to May 25, 2018 $20 Mr. Graziadio has a long history of engineering successful $15 turnarounds. $10 Shareholders in $5 BOSS have made great returns $0 investing alongside Mr. Graziadio. 13 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Sidus/BLR's Claims About Louis Graziadio's Compensation Are Misleading

Louis Graziadio's Excessive Compensation

Why did Mr. Graziadio, a non-employee of the Company, receive nearly $1 million more in aggregate compensation in fiscal 2016 than the Company's CEO earned in the previous year?

- When Mr. Graziadio was appointed as Executive Chairman, the Company disclosed that he would "not receive a salary for his service as Executive Chairman" other than what he would be entitled to as a director, and that Second Southern Corp., a company wholly owned by Mr. Graziadio, would be entitled to certain payments as "reimbursement" for its incurred costs and expenses (including personnel, facilities and supplies) in connection with Mr. Graziadio's performance of his duties.
- Despite not being an employee of the Company, Acacia's 2017 proxy statement revealed that for the 5 months following his appointment as Executive Chairman, **Mr. Graziadio managed to obtain $2,417,426 in aggregate compensation for fiscal 2016**, consisting of $375,000 paid to Second Southern, an option grant valued at $1,962,422 and a director fee of $80,004.
- In comparison, the Company's previous **CEO, Matthew Vella, received $1,489,792 in aggregate compensation for fiscal 2015.**
- In 2016, as "Executive Chairman," **Mr. Graziadio's compensation exceeded that of the CEOs of 13 out of 15 companies in Acacia's self-identified peer group. Ironically, the Company chose the peer group to justify his compensation**. However, the Executive Chairmen of the Company's peers were all full-time employees, accountable to the Board with defined statutory roles and obligations.
- On January 2, 2018, Acacia directors and officers were awarded stock options of various amounts. Mr. Graziadio was awarded a whopping 250,000 options, Mr. Walsh received 100,000 options and another director and members of management received 50,000. Why was Mr. Graziadio awarded 5x the options that members of management received?

Why has he not been named CEO if Acacia claims he is effectively serving as CEO?

34

Sources: ACTG 2016 Proxy Statement, ACTG 2017 Proxy Statement, January

---

Mr. Graziadio's grant was a one-time, on-boarding option grant with performance-based vesting that cannot fairly be compared to annual pay.

97% of Acacia shareholders ratified Mr. Graziadio's compensation program at our 2017 annual meeting.

Mr. Gaziadio was granted an option in 4 tranches that do not vest until Acacia's stock hits $7, $8, $9 and $10. He has not "obtained" any compensation yet and will not unless Acacia's stock substantially appreciates.

If Acacia stock increases 87% to $7.30, shareholders will have a $180 million gain and Mr. Graziadio's options will be worth $270,000.

This is an unfair comparison. As noted, the 2016 options were a one-time grant. Mr. Graziadio's compensation in 2017 was one-quarter of the 2016 amount and one-fourth of the median compensation paid by the peers; 14 out of 15 peer group CEOs earned more than Mr. Graziadio in 2017.

The compensation committee of the Board elected to reward Mr. Graziadio and Mr. Walsh for extraordinary involvement and performance during 2017, including with respect to the Veritone IPO and development of the investment pipeline. There is no mystery. Compensation at Acacia is tied to contribution and performance.

acacia RESEARCH CORPORATION

14

DON'T BE FOOLED BY SIDUS/BLR'S INACCURATE AND MISLEADING STATEMENTS

Sidus/BLR are Wrong About Acacia’s Headquarters and Lease Agreements The lease for this office space was signed by Acacia’s prior management, in 2015, before Acacia’s restructuring and reorganization. Mr. Graziadio, who does not use the nickname “Lou”, has met Mr. Smith only once, well after the time Toba Capital sub-leased office space from Acacia. As a result of Acacia’s successful efforts to reduce headcount and in an effort to further reduce operating expenses, Acacia has subleased a substantial portion of this space to Toba Capital, which is why it is no longer being offered for sublet. Acacia’s lease expires in less than 15 months Acacia has no plans to renew it 15 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Acacia’s Corporate Defenses Are In Place to Protect Stockholders Acacia is engaged in litigation and licensing transactions with companies much larger than Acacia and corporate defenses are an important mechanism to protect shareholder value. We were advised that one technique counterparties could use to evade paying us was to take control of Acacia.  Examples of this sort of activity are replete in the IP world  Examples include: Songkick, Leap Forward Gaming, Platform Solutions, Tanox, Informix, Celeritas, Target Therapeutics Many smaller pure-play companies like Acacia have a staggered board.  Examples include: Finjan, Inventergy, Marathon, Neonode, Parker, Quest and VirnetX We have pledged to eliminate the classified Board structure once our major IP litigation is resolved. 16 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Acacia’s Board Has Appropriately Addressed Succession Planning THE FACTS ABOUT ACACIA’S CEO SUCCESSION PLANNING PROCESS  The Board reacted swiftly when the two most senior executives left after a very difficult period for Acacia.  With the company in crisis, Mr. Graziadio stepped-in on a full-time, interim basis to steady the ship and take necessary decisive action to preserve cash flow and diversify the business away from the declining patent licensing industry.  In this very uncertain period for Acacia it proved impossible to attract the right, qualified CEO with a reasonable compensation package.  With the company now on a firmer footing, the Board intends to hire a permanent CEO. 17 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Clifford Press' Poor Track Record as a "Rental Director" For Activist Investors

Our Nominees – Clifford Press

Clifford Press has extensive corporate governance experience and a demonstrated record of driving positive results at public companies where he has served on the board. In each of the cases described below, he was the single appointee of a stockholder when joining the board.

COHERENT: On January 31, 2008, Mr. Press was appointed to COHR's board. When Mr. Press left the board in November 2009, COHR's stock price was $25.06, up from $14.43 in March 2009. Only six months after Mr. Press left the board, COHR's stock traded up to $95.77 and generated a 122% return in the five year period after Mr. Press's involvement

SeaBright: On December 23, 2011, Mr. Press joined SBX's board when the stock was at $7.25 after steadily declining over the past five years. Shortly after, the company initiated a sale process which was concluded eight months later at a value of $11.11, generating a return of 53%.

DRIVE SHACK: On February 2, 2016, Mr. Press joined the Newcastle Investment Corp., now Drive Shack ("DS"), board with the stock at $3.46. On December 21, 2017, the company successfully negotiated to buy out its external management contract and internalized management. The stock now trades at $6.46, up 87% from when Mr. Press joined the board.[1]

Quantum: Mr. Press was appointed to QTM's board on April 1, 2016. Mr. Press led a complete reconstitution of the board and replaced all 9 incumbent directors by May 4, 2017, and QTM hired a new CEO on January 16, 2018 stewart: Mr. Press joined STC's board and was appointed Chairman of the Nominating and Corporate Governance Committee in October 2016 and led the selection of two new highly qualified directors. In November 2017, STC announced that it was exploring strategic alternatives and on March 19, 2018 STC announced its sale to Fidelity National Financial for $1.2 billion

50

[1] Calculated as of market close on 5/23/18.

Coherent

-3% TSR over tenure and -11% from date of initial activist filing
We still can't believe Sidus/BLR claim appreciation over a five year period after Mr. Press left the Board!

SeaBright

-23% TSR from the date before OPP and Radoff initially filed to the date Press joined the Board

Quantum

-19% TSR since Mr. Press joined the Board

Stewart Information Services

-7% TSR since Mr. Press joined the Board

Not Mentioned
High Voltage Engineering Corp. Bankruptcy

Mr. Press was an officer and director of High Voltage Engineering Corp. for 15 years; the company went bankrupt shortly before the end of Mr. Press' tenure

Not Mentioned
93% TSR Loss at the Phoenix Companies

Mr. Press's partner, Gus Oliver, joined the Board and Phoenix lost 93% of stockholder value over a four year Board tenure; the company also had to restate financial documents for three years acacia RESEARCH CORPORATION

* *Current performance measured through April 30, 2018.*

18

DON'T BE FOOLED BY SIDUS/BLR'S INACCURATE AND MISLEADING STATEMENTS

Don’t Take Their Word For It!! Sara Harte has never been on a Board with Mr. Tobia. Mr. Josephson’s opinion is based on a brief tenure together when Mr. Press and Mr. Josephson shared a common goal of selling SeaBright. Mr. Press recruited Mr. Bradley to the Board of Stewart when Mr. Press served as Chairman of the Nominating and Governance Committee. It is no surprise that Mr. Bradley has nice things to say about Mr. Press. Not a reference to Mr. Tobia. 19 DON’T BE FOOLED BY SIDUS/BLR’S INACCURATE AND MISLEADING STATEMENTS

Conclusion The Sidus/BLR presentation on May 24th contains numerous factual errors, misleading comparisons and false statements about Acacia and what Acacia has achieved under the leadership of Louis Graziadio and the refreshed Board  Uses poor financial analysis techniques and misleading metrics  Uses arbitrary timeframes and peer groups  Conveniently excludes substantial operating costs at the so-called peer companies, such as R&D expenses  Compares our performance to technology market indexes that are inappropriate  Fails to recognize numerous precedents for profits interests compensation programs and falsely claims there are adverse tax consequences  Makes utterly unsubstantiated claims about the directors’ independence and our vetting process  Repeats misguided judgments about our Veritone investment and process, despite strong returns  Misunderstands BOSS Holdings, which Mr. Graziadio saved from a near-certain bankruptcy and made shareholders money  Wrongly compares Mr. Graziadio’s one-time option grant to annual compensation, and ignores our overwhelming say-on-pay support  Fails to acknowledge that we have already subleased a substantial portion of our office space  Ignores our shareholders’ strong interest in having corporate protections in place to protect their IP assets from counterparties  Vastly overstates Mr. Tobia and Mr. Press’ track records in the Boardroom  Fails to provide any plan for the future or any indication of what the proposed directors would do differently Sidus/BLR’s analysis and criticisms demonstrate that they do not understand Acacia's business, our industry and our long- term plan for shareholder value creation Don’t believe Sidus/BLR’s false and misleading claims PROTECT THE VALUE OF YOUR INVESTMENT Vote “FOR” Mr. Louis Graziadio and Mr. Frank “Ted” Walsh on the WHITE Proxy Card Today 20

VOTE the WHITE Proxy Card “FOR” Louis Graziadio and Frank “Ted” Walsh For additional information or assistance voting your shares please contact Acacia’s proxy solicitors 1290 Avenue of the Americas, 9th Floor 1407 Broadway - 27th Floor New York, NY 10104 New York, New York 10018 (888) 566-8006 (Toll Free) proxy@mackenziepartners.com Call Collect: (212) 929-5500 or Toll-Free (800) 322-2885 21

Appendix 22

Acacia Has Always Been a Pure-Play Patent Licensing and Enforcement Company

Companies in the patent sector have important differences:

Pure-Play Companies: exclusively acquire patents and derive value through licensing and litigation (enforcement) – these companies operate with very few employees

Diversified Companies: derive substantial revenues from R&D, Product Design and/or IP-related services

- RPX – only 9% of 300-person workforce is in patent acquisition and research
- Rambus – 70% of workforce is in R&D; Rambus is principally a semiconductor design company
- TiVo – 1,700 employees and 51% of revenues from products like set-top boxes

Company	MC ($M)	Employees	Principal Business
Diversified			
InterDigital	$2,753.6	350	54% of workforce in R&D (190); operates 9 R&D facilities
TiVo	1,751.7	1,700	51% of revenue from products such as set-top boxes; 1,700 employees
Rambus	1,438.2	819	Semiconductor designer; 70% of workforce in R&D (570)
Xperi	1,034.6	700	Semiconductor technology designer; 60% of workforce in engineering (400); ~50% of revenues from products
RPX Corp.	522.3	300	Does not assert patents through litigation; only 9% of workforce (26) in patent acquisition and research
Pure Play*			
Quarterhill	208.8	106**	Pure-Play
Acacia	197.5	13	Pure-Play
VirnetX	193.6	21	Pure-Play
Pendrell	167.2	12	Pure-Play
Finjan	81.8	10	Pure-Play
Network-1	66.4	3	Pure-Play
Marathon	28.4	3	Pure-Play
DSS	24.9	98	Pure-Play
ParkerVision	18.8	48	Pure-Play
Walker	10.3	4	Pure-Play
Spherix	9.1	3	Pure-Play
Inventergy	0.4	3	Pure-Play
Endeavor IP	0.2	1	Pure-Play
Revolutionary	Delisted	4	Pure-Play

* Many Pure-Play Companies have diversified into operating businesses

** Employees not directly engaged in International Road Dynamics, acquired 2017 acacia RESEARCH CORPORATION

23